For:     FAMILY GOLF CENTERS, INC.

FROM:    Hal Le Vay

COMANY:  Krishan Thampi
CONTACT: (516) 694-1666


                                                        FOR IMMEDIATE RELEASE

        FAMILY GOLF CENTERS ACQUIRES FIVE ADDITIONAL FACILITIES

        MELVILLE, NY, June 11 -- Family Golf Centers, Inc. (NASDAQ,NM:FGCI) which owns, operates and manages golf-related facilities, announced today that it has acquired five additional centers for an undisclosed amount of cash, increasing the number of company centers to 24 in 10 states.

        The facilities being acquired include Golf-O-Rama in Virginia Beach, VA; Ken Gibbons Golf and Learning Center, Cincinnati, OH; Tree Court Golf and Recreational Complex, St. Louis, MO; Catalina Driving Range, Tucson, AZ; Golf and Sport Center of West Palm Beach, West Palm Beach, FL. The acquistions mark the company's entry into the Missouri and Florida markets and add a second center in the Virginia Beach\Norfolk area.



                                -more-

        "The centers aggregate 228 tees and include other facilities including pro shops, miniature golf courses, putting greens and short game practice areas," Dominic Chang, president and chief executive officer, said. Two of the centers also have batting cages, the West Palm Beach center has a lighted 18-hole par three golf course and the St. Louis center has a nine-hole executive golf course.

        The September 1995 survey of the top 50 golf ranges in the U.S. by Golf Range and Recreation Magazine includes four golf centers acquired by the company in 1996: The Virginia Beach, Cincinnati and St. Louis centers and the previously acquired Mesa, AZ center.



                                ########


1996